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                                                                     EXHIBIT 4.5

                               GUARANTEE AGREEMENT

          GUARANTEE AGREEMENT (this "Guarantee"), dated as of    , 1995, is
executed and delivered by The St. Paul Companies, Inc., a corporation organized under the laws of the State of Minnesota ("St. Paul"), for the benefit of the Holders (as hereinafter defined) from time to time of the Preferred Securities (as hereinafter defined) of St. Paul Capital L.L.C., a limited liability company formed under the laws of the State of Delaware ("St. Paul Capital" or the "L.L.C.").

          WHEREAS, St. Paul Capital desires to issue up to    of its   %
Convertible Monthly Income Preferred Securities, with a liquidation preference
of $    each (the "Preferred Securities"), and St. Paul desires to issue this
Guarantee for the benefit of the Holders, as provided herein; and

          WHEREAS, St. Paul Capital will purchase the Subordinated Debentures (as hereinafter defined) issued pursuant to the Indenture (as hereinafter defined) with substantially all of the proceeds from the issuance and sale of the Preferred Securities and its common limited liability company interests (the "Common Securities"); and

          WHEREAS, St. Paul desires to unconditionally and irrevocably agree, to the extent set forth herein, to pay to the Holders the Guarantee Payments (as hereinafter defined) and to perform the other obligations set forth herein.

          NOW, THEREFORE, in consideration of the purchase by each Holder of Preferred Securities, which purchase St. Paul hereby agrees shall benefit St. Paul, St. Paul executes and delivers this Guarantee for the benefit of the Holders.


                                    ARTICLE 1

                                   DEFINITIONS

          As used in this Guarantee, the terms set forth below shall, unless the context otherwise requires, have the following meanings. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended and Restated Limited Liability Company Agreement of
St. Paul Capital, dated as of   , 1995 (the "L.L.C. Agreement").

          1.1 "Additional Dividends" means Dividends which shall accumulate on any Dividend arrearages in respect of the Preferred Securities at the rate of
   % per annum, compounded monthly.

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          1.2  "Conversion Agent" shall mean The Chase Manhattan Bank (National
Association) and its successors, acting as agent of the Holders in effecting the conversion of Preferred Securities into shares of St. Paul Common Stock or the exchange of Preferred Securities for Depositary Shares, in each case as and in the manner set forth in the L.L.C. Agreement.

          1.3  "Deposit Agreement" shall mean the Deposit Agreement, dated as
of   , 1995 among St. Paul, the Depositary and the holders from time to time of the Depositary Receipts.

          1.4 "Depositary" shall mean The Chase Manhattan Bank (National Association) and its successors and assigns.

          1.5 "Depositary Receipt" shall mean one of the depositary receipts, issued by the Depositary under the Deposit Agreement, each representing any number of whole Depositary Shares.

          1.6  "Depositary Share" shall mean one of the depositary shares, each
representing a one    (1/ th) interest in a share of St. Paul Preferred Stock
deposited with the Depositary pursuant to the Deposit Agreement.

          1.7 "Dividends" means the cumulative cash distributions from the L.L.C. with respect to the Interests represented by the Preferred Securities,
accumulating from    ,1995 and payable monthly in arrears on the last day of
each calendar month of the year, commencing    , 1995.

          1.8 "Guarantee Payments" shall mean the following payments, without duplication, to the extent not paid by St. Paul Capital: (a) any accumulated and unpaid Dividends (including any Additional Dividends accrued thereon) which have been declared on the Preferred Securities from funds legally available therefor;
(b) the Redemption Price (including all accumulated and unpaid Dividends and distributions) payable with respect to Preferred Securities called for redemption by St. Paul Capital out of funds legally available therefor; and
(c) upon a liquidation of St. Paul Capital, the lesser of (i) the Liquidation Distribution and (ii) the amount of assets of St. Paul Capital available for distribution to Holders in liquidation of St. Paul Capital.

          1.9 "Holder" shall mean any holder from time to time of any Preferred Securities of St. Paul Capital; PROVIDED, HOWEVER, that in determining whether the Holders of the requisite percentage of Preferred Securities have given any request, notice, consent or waiver hereunder,


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"Holder" shall not include St. Paul or any Subsidiary thereof, either directly or indirectly.

          1.10 "Indenture" shall mean the Indenture, dated as of    , 1995,
among St. Paul, St. Paul Capital and The Chase Manhattan Bank (National Association), as trustee.

          1.11 "Liquidation Distribution" shall mean the aggregate of the stated liquidation preference of $50 per Preferred Security and all accumulated and unpaid dividends and distributions (whether or not declared) to the date of payment, including any Additional Dividends accrued thereon.

          1.12 "Managing Members" means St. Paul and St. Paul's wholly-owned subsidiary, St. Paul Capital Holdings, Inc., a corporation organized under the laws of the State of Delaware, each in their capacity as the members and managers of St. Paul Capital which hold all of St. Paul Capital's outstanding Common Securities.

          1.13 "Nuveen" shall mean The John Nuveen Company, a corporation organized under the laws of the State of Delaware.

          1.14 "Redemption Price" shall have the meaning ascribed to such term in the L.L.C. Agreement.

          1.15 "St. Paul Common Stock" shall mean the shares of Common Stock, without par value, of St. Paul.

          1.16 "St. Paul Preferred Stock" shall mean the Series C Cumulative Convertible Preferred Stock of St. Paul, liquidation preference $50 per share.

          1.17 "Subordinated Debentures" shall mean the     % Convertible
Subordinated Debentures issued pursuant to the Indenture and sold by St. Paul to the L.L.C. in connection with the issuance and sale by the L.L.C. of the Preferred Securities. The Subordinated Debentures will evidence the loans to be made by the L.L.C. to St. Paul of substantially all of the proceeds received by the L.L.C. from the issuance and sale of the Preferred Securities and the Common Securities.

          1.18 "Subsidiary" of any Person means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries, or by such Person and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such


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voting power by reason of any contingency.  For the purposes of this definition neither Nuveen nor any of Nuveen's consolidated subsidiaries is a Subsidiary of St. Paul.


                                   ARTICLE II

                                    GUARANTEE

          2.1 GENERAL. St. Paul irrevocably and unconditionally agrees to pay in full to the Holders the Guarantee Payments, as and when due (except to the extent paid by St. Paul Capital), regardless of any defense, right of set-off or counterclaim which St. Paul Capital may have or assert. This Guarantee is continuing, irrevocable, unconditional and absolute. St. Paul's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by St. Paul to the Holders or by causing St. Paul Capital to pay such amounts to the Holders.

          2.2 WAIVER OF CERTAIN RIGHTS. St. Paul hereby waives notice of acceptance of this Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

          2.3 OBLIGATIONS NOT AFFECTED. The obligations, covenants, agreements and duties of St. Paul under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

          (a) the release or waiver, by operation of law or otherwise, of the performance or observance by St. Paul Capital of any express or implied agreement, covenant, term or condition relating to the Preferred Securities to be performed or observed by St. Paul Capital;

          (b) the extension of time for the payment by St. Paul Capital of all or any portion of the Dividends, distributions, Additional Dividends, Redemption Price, Liquidation Distribution or any other sums payable under the terms of the Preferred Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Preferred Securities;

          (c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Preferred Securities, or any action on the part of


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     St. Paul Capital granting indulgence or extension of any kind;

          (d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, St. Paul Capital or any of the assets of St. Paul Capital;

          (e) any invalidity of, or defect or deficiency in, any of the Preferred Securities; or

          (f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred.

There shall be no obligation of the Holders to give notice to, or obtain any consent of, St. Paul with respect to the happening of any of the foregoing.

          2.4 HOLDERS MAY PROCEED DIRECTLY AGAINST ST. PAUL. This Guarantee is a guarantee of payment and not of collection. A Holder may enforce this Guarantee directly against St. Paul, and St. Paul waives any right or remedy to require that any action be brought against St. Paul Capital or any other person or entity before proceeding against St. Paul. Subject to Section 2.5 hereof, all waivers herein contained shall be without prejudice to the Holders' right at the Holders' option to proceed against St. Paul Capital, whether by separate action or by joinder. St. Paul agrees that this Guarantee shall not be discharged except by payment of the Guarantee Payments in full.

          2.5 SUBROGATION. St. Paul shall be subrogated to all (if any) rights of the Holders against St. Paul Capital in respect of any amounts paid to the Holders by St. Paul under this Guarantee and shall have the right to waive payment of any amount of dividends or distributions in respect of which payment has been made to the Holders by St. Paul pursuant to Section 2.1 hereof; PROVIDED, HOWEVER, that St. Paul shall not (except to the extent required by mandatory provisions of law) exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of a payment under this Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Guarantee. If any amount shall be paid to St. Paul in violation of the preceding sentence, St. Paul agrees to pay over such amount to the Holders.


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          2.6  INDEPENDENT OBLIGATIONS.  St. Paul acknowledges that its obligations hereunder are independent of the obligations of St. Paul Capital with respect to the Preferred Securities and that St. Paul shall be liable as principal and sole debtor under this Guarantee to make Guarantee Payments pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (f), inclusive, of Section 2.3 hereof.

          2.7 TERMINATION. This Guarantee shall terminate and be of no further force and effect upon full payment of the Redemption Price of all Preferred Securities then outstanding, upon full payment of the amounts payable to the Holders upon liquidation of St. Paul Capital or upon the conversion or exchange (in the manner provided in the L.L.C. Agreement) of all Preferred Securities into St. Paul Common Stock or Depositary Shares representing St. Paul Preferred Stock, as the case may be, and the distribution of such stock or Depositary Shares to the Holders of the Preferred Securities then outstanding; PROVIDED, HOWEVER, that this Guarantee shall continue to be effective or shall be reinstated, as the case may be, if at any time any Holder of Preferred Securities must restore payment of any sums paid under the Preferred Securities or under this Guarantee for any reason whatsoever. St. Paul agrees to indemnify each Holder and hold it harmless from and against any loss it may suffer in such circumstances.


                                   ARTICLE III

                          CERTAIN COVENANTS OF ST. PAUL

          3.1 DIVIDENDS AND OTHER PAYMENTS. So long as any Preferred Securities remain outstanding, neither St. Paul, nor any Subsidiary of St. Paul, shall declare or pay any dividend or distribution on, or redeem, purchase or otherwise acquire or make a liquidation payment with respect to, any of its capital stock (other than as a result of a reclassification of capital stock or the exchange or conversion of one class or series of capital stock for another class or series of capital stock) or make any Guarantee Payments with respect to the foregoing (other than payments under this Guarantee or dividends or Guarantee Payments to St. Paul by a Subsidiary of St. Paul), if at such time
St. Paul has exercised its option to extend the interest payment period on the Subordinated Debentures and such extension is continuing, St. Paul shall be in default with respect to its payment or other obligations hereunder or there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an


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Event of Default under the Subordinated Debentures. St. Paul shall take all actions necessary to ensure the compliance of its Subsidiaries with this
Section 3.1.

          3.2 CERTAIN OTHER COVENANTS. St. Paul covenants that, so long as any Preferred Securities remain outstanding it shall: (i) not cause or permit any Common Securities to be transferred; (ii) maintain direct or indirect 100% ownership of all outstanding securities of St. Paul Capital other than (x) the Preferred Securities and (y) any other securities issued by St. Paul Capital (other than the Common Securities) so long as the issuance thereof to persons other than St. Paul or any of its Subsidiaries would not cause St. Paul Capital to become an "investment company" required to be registered under the Investment Company Act of 1940, as amended; (iii) cause at least 21% of the total value of St. Paul Capital and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of St. Paul Capital to be represented by Common Securities; (iv) not voluntarily dissolve, wind up or liquidate St. Paul Capital (other than in connection with the exchange of all Preferred Securities outstanding for Depositary Shares) or either of the Managing Members; (v) cause St. Paul and St. Paul Capital Holdings, Inc. to remain the Managing Members of St. Paul Capital and timely perform all of their respective duties as Managing Members (including the duty to declare and pay dividends on the Preferred Securities); and (vi) use reasonable efforts to cause St. Paul Capital to remain a limited liability company and otherwise continue to be treated as a partnership for United States federal income tax purposes; provided that, notwithstanding the foregoing, St. Paul may permit St. Paul Capital to consolidate or merge with or into or convey, transfer or lease its properties and assets substantially as an entirety to another entity upon the terms and subject to the conditions set forth in the L.L.C. Agreement.


                                   ARTICLE IV

                                  SUBORDINATION

          4.1 SUBORDINATION. St. Paul covenants and agrees, and each holder of Preferred Securities by his acceptance of such Preferred Securities shall be deemed to acknowledge and agree that for all purposes (including any bankruptcy, insolvency, or reorganization of St. Paul) this Guarantee constitutes an unsecured obligation of St. Paul ranking (i) subordinate and junior in right of payment to all liabilities of St. Paul and the Subordinated Debenture, (ii) PARI PASSU with the most senior preferred shares now or hereafter issued by St. Paul and with any guarantee now or hereafter entered into by St. Paul in respect of any


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preferred or preference stock of any affiliate of St. Paul and (iii) senior to
St. Paul Common Stock and any other class or series of capital stock issued by St. Paul or any of its affiliates which by its express terms ranks junior in the payment of dividends and amounts on liquidation, dissolution and winding-up to the Preferred Securities.


                                     ARTICLE V

                   CONVERSION AND EXCHANGE OF PREFERRED SECURITIES

          5.1 ISSUANCE OF ST. PAUL COMMON STOCK. St. Paul hereby agrees that, upon the request of the Conversion Agent, on behalf of one or more Holders of Preferred Securities, to convert Subordinated Debentures into St. Paul Common Stock in accordance with the terms of the L.L.C. Agreement, St. Paul shall deliver to the Conversion Agent certificates representing the full number of shares of St. Paul Common Stock issuable upon conversion of such Subordinated Debentures in accordance with the terms of the Indenture and such Subordinated Debentures. St. Paul has reserved and will keep available for issuance, solely for the purpose of effecting the conversion of the Subordinated Debentures, the full number of shares of St. Paul Common Stock deliverable upon the conversion of all outstanding Preferred Securities not theretofore converted.

          5.2 VALIDITY OF ST. PAUL COMMON STOCK. St. Paul hereby represents and warrants that all shares of St. Paul Common Stock delivered by St. Paul upon such conversion will be duly and validly issued and fully paid and nonassessable.

          5.3  ISSUANCE OF ST. PAUL PREFERRED STOCK AND DEPOSITARY SHARES.
St. Paul hereby agrees that, upon the making of an Exchange Election by the Holders of a majority in outstanding liquidation preference of the Preferred Securities in accordance with the terms of the L.L.C. Agreement, it will issue one  (1/ th) of a share of St. Paul Preferred Stock in respect of each
$   principal amount of Subordinated Debentures then outstanding.  St. Paul further agrees to deposit as soon as may be practicable after the Exchange Election the full number of shares of St. Paul Preferred Stock so issuable with the Depositary and to cause to be delivered to the Conversion Agent the Depositary Receipts representing Depositary Shares issued in respect of the deposited shares of St. Paul Preferred Stock. St. Paul shall reserve and keep available for issuance, solely for the purpose of effecting such exchange, the full number of shares of St. Paul Preferred Stock issuable upon exchange of all outstanding Preferred Securities.


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          5.4  VALIDITY OF ST. PAUL PREFERRED STOCK AND DEPOSITARY SHARES.  St.
Paul hereby represents and warrants that all shares of St. Paul Preferred Stock issued by St. Paul upon such exchange will be duly and validly issued and fully paid and nonassessable, and upon due issuance by the Depositary of Depositary Receipts evidencing the Depositary Shares against the deposit of shares of St. Paul Preferred Stock in accordance with the provisions of the Deposit Agreement, such Depositary Receipts will be duly and validly issued and will entitle the holders thereof to the rights specified in such Depositary Receipts and in the Deposit Agreement.

          5.5 TERMINATION OF OBLIGATION TO ISSUE ST. PAUL COMMON STOCK AND ST. PAUL PREFERRED STOCK. St. Paul's obligations under this Article V to issue St. Paul Common Stock shall terminate upon the termination of the right of Holders of Preferred Securities to request the Conversion Agent to effect such conversion as set forth in the L.L.C. Agreement and, with respect to a particular Holder, upon such conversion. St. Paul's obligations under this
Article V to issue St. Paul Preferred Stock shall terminate upon the termination of the right of Holders of Preferred Securities to make an Exchange Election as set forth in the L.L.C. Agreement and upon such exchange.


                                   ARTICLE VI

                                  MISCELLANEOUS

          6.1 THIRD PARTY BENEFICIARIES. All of St. Paul's representations, warranties and obligations under this Guarantee shall be directly enforceable by the Holders from time to time of the Preferred Securities. Each Holder of Preferred Securities is an intended third-party beneficiary of this Guarantee.

          6.2 SUCCESSORS AND ASSIGNS. All guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of St. Paul and shall inure to the benefit of the Holders. Except as permitted by Section 6.4 hereof, St. Paul shall not assign its rights or delegate its obligations hereunder without the prior approval of the Holders of not less than 66-2/3% of the aggregate liquidation preference of all Preferred Securities then outstanding.

          6.3 AMENDMENTS. This Guarantee may only be amended by an instrument in writing signed by St. Paul with the prior approval of the Holders of not less than 66-2/3%


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of the aggregate liquidation preference of all Preferred Securities then outstanding.

          6.4 MERGER, CONSOLIDATION OR SALE OF ASSETS. St. Paul, without the consent of any Holders of Preferred Securities, may merge or consolidate with or into another entity or may permit another entity to merge or consolidate with or into St. Paul, and may sell, transfer or lease all or substantially all of St. Paul's assets to another entity, IF AND ONLY IF (a) at such time no Event of Default (as defined in the Indenture) shall have occurred and be continuing, or would occur as a result of such merger, consolidation or sale, transfer or lease and (b) the successor is an entity organized under the laws of the United States or any state thereof, acquires directly or indirectly all of the Common Securities, assumes all of St. Paul's obligations under this Guarantee and has a net worth equal to at least 10% of the total capital contributions to St. Paul Capital.

          6.5 NOTICES. Any notice, request or other communication required or permitted to be given hereunder to St. Paul shall be given in writing by delivering the same against receipt therefor by registered mail, hand delivery, facsimile transmission (confirmed by registered mail) or telex, addressed to St. Paul, as follows (and if so given, shall be deemed given when mailed; upon receipt of facsimile confirmation, if sent by facsimile transmission; or upon receipt of an answer-back, if sent by telex):

          The St. Paul Companies, Inc.
          385 Washington Street
          St. Paul, Minnesota  55102
          Attention:  Senior Vice President and
                      General Counsel
          Telecopy:  (612) 221-8204

          Any notice, request or other communication required or permitted to be given hereunder to the Holders shall be given by St. Paul in the same manner as notices are sent by St. Paul Capital to the Holders.

          6.6 GENDERS. The masculine and neuter genders used herein shall include the masculine, feminine and neuter genders.

          6.7 GUARANTEE NOT SEPARATELY TRANSFERABLE. This Guarantee is solely for the benefit of the Holders and is not separately transferable from the Preferred Securities.

          6.8 GOVERNING LAW. THIS GUARANTEE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.


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          6.9  SEVERABILITY.  In case any provision of this Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          6.10 HEADINGS. The Article and section headings herein are for convenience only and shall not affect the construction hereof.

          IN WITNESS WHEREOF, St. Paul has caused this Guarantee to be duly executed as of the day and year first above written.

                                        THE ST. PAUL COMPANIES, INC.



                                        By:
                                            -------------------------------
                                             Name:
                                             Title:


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